SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 September, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                                                                                                                                                                                                    4 September 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Deferred Bonus Awards for 2010 & 2011 Performance
The Group announced on 30 March 2011 and 9 March 2012 that part of the deferred bonus awards for 2010 and 2011granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in September 2012 and be released in Shares.

In this respect, the Group announces that on 3 September 2012 after the settlement of income tax and national insurance contributions, members of the Group Executive Committee listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares awarded March 2011	Shares awarded March 2012
A Brittain	-	289,771
J Colombás	22,475	213,878
M Fisher	84,483	248,375
A Lorenzo	46,236	213,878
D Nicholson	12,201	114,528
M Young	-	215,948

The Group further announces that on 3 September Mark Fisher sold 166,429 Shares at 33.3394 pence per Share.

Long Term Incentive Plan - 2012 Awards
Conditional share awards were made today under the Group's Long Term Incentive Plan as detailed below.  The shares under the awards will only vest in 2015 subject to the satisfaction of stretching performance conditions over a three year period.
The awards are based on a share price of 34.786 pence.

Name	Maximum number of shares awarded
M G Culmer	4,657,045
C Turner	4,204,277

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

For further information:

Corporate Affairs
Sarah Swailes                                                                                     +44 (0)20 7661 4639
Group Media Relations
Email: sarah.swailes@lloydstsb.co.uk

Investor Relations
Charles King                                                                                       +44 (0)20 7356 3537
Director of Investor Relations
Email: charles.king@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                    LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 04 September, 2012